EXHIBIT 99.1

Hydrogenics Announces First Quarter Conference Call and Annual Meeting on May 7, 2014

MISSISSAUGA, Ontario, April 23, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will host a conference call at 1:00 p.m. Eastern on May 7, 2014 to review the fiscal first quarter ended March 31, 2014, following the Company's Annual Shareholder Meeting at 10 a.m. that same day. Earnings will be issued before the market opens, and the filing of the company's results with the appropriate regulatory bodies will follow.

The Annual Meeting will take place at Hydrogenics' corporate headquarters, at 220 Admiral Boulevard, Mississauga, Ontario.

During the 1:00 pm earnings call, Daryl Wilson, President and Chief Executive Officer, and Bob Motz, Chief Financial Officer, will review the company's first quarter financial results. The telephone number for the earnings conference call is 877-307-1373 or, for international callers, 678-224-7873. A live webcast of the call will be available on the Company's website.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com